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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                Brightpoint, Inc.
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                            (Name of subject company)

 Options under Brightpoint, Inc. 1994 Stock Option Plan, 1996 Stock Option Plan
     and Non-Employee Directors Stock Option Plan to Purchase Common Stock,
                            Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                 Not Applicable*
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                      (CUSIP number of class of securities)

                                Robert J. Laikin
                      Chairman and Chief Executive Officer
                                Brightpoint, Inc.
                              6402 Corporate Drive
                           Indianapolis, Indiana 46278
                                 (317) 297-6100
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                                    Copy To:

                             Robert J. Mittman, Esq.
                                Ethan Seer, Esq.
                        Blank Rome Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                            Telephone: (212) 885-5000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
        Transaction Valuation (1)                       Amount of Filing Fee
--------------------------------------------------------------------------------
                $770,612                                     $154.12 (2)
--------------------------------------------------------------------------------

(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,888,334 shares of common stock of Brightpoint, Inc. having an aggregate value of $387,914 as of August 21, 2001, will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The transaction valuation also includes cash consideration to be paid by Brightpoint, Inc., assuming all such options are exchanged and cancelled pursuant to this offer, of $382,698. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction valuation.

(2)      Previously paid.



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[X]      Check box if any part of the fee is offset as provided by Rule
         0-ll(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount previously paid:   $154.12    Filing Party:   Brightpoint, Inc.

         Form or Registration No.  5-45355    Dated Filed:    August 31, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third-party tender offer subject to Rule 14d-1.
         [X]      issuer tender offer subject to Rule 13e-4.
         [ ]      going-private transaction subject to Rule 13e-3.
         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         *There is no trading market or CUSIP Number for the options. The CUSIP Number for the Common Stock underlying the options is 109473 10 8.



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         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by Brightpoint, Inc. (the "Company") with the Securities and Exchange Commission on August 31, 2001, as amended on September 25, 2001 and October 9, 2001 (the "Schedule TO"), relating to an offer by the Company to its employees (which includes employees of majority-owned or wholly-owned subsidiaries of the Company) and members of the Board of Directors ("Directors") of the Company, to exchange all options to purchase shares of its common stock, par value $.01 per share ("Common Stock") outstanding under the Company's 1994 Stock Option Plan (the "1994 Plan"), 1996 Stock Option Plan (the "1996 Plan") and Non-Employee Directors Stock Option Plan (the "Director Plan") having (i) a grant date prior to March 1, 2001, and (ii) an exercise price in excess of $10.00 (the "Options"), for (a) a cash payment in the amount set forth in the Offer to Exchange (as defined below) (the "Cash Payment"), and for (b) new options that will be granted under either (y) the 1994 Plan for those tendering optionholders who are officers (i.e., Brightpoint Inc.'s Chief Executive Officer; President and Chief Operating Officer; Executive Vice President, Chief Financial Officer and Treasurer; and Executive Vice President, General Counsel and Secretary, collectively the "Officers") or Directors of the Company or (z) the 1996 Plan for those tendering optionholders who are neither Officers nor Directors of the Company (the "New Options") in the amounts, on the terms and subject to the conditions set forth in the Offer to Exchange, dated August 31, 2001 ("Offer to Exchange"), that was filed as Exhibit (a)(1) to the Schedule TO. This Amendment No. 3 is the final amendment to the Schedule TO. The Company hereby amends and supplements the Schedule TO to add the following information to Item 4 of the Schedule TO.

ITEM 4.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

         The offer expired at 5:00 p.m. Indianapolis Time on October 15, 2001. The Company has accepted for cancellation Options to purchase 2,790,334 shares of its Common Stock, representing approximately 97% of the Options that were eligible to be elected for exchange in the offer. Upon the terms and subject to the conditions of the Offer to Exchange, the Company will make a Cash Payment in the aggregate amount of $371,668 and will grant, at a date between April 18 and April 25, 2002, New Options to purchase an aggregate of 930,129 shares of its Common Stock in exchange for such Options elected for exchange and accepted by the Company for cancellation. The Company will promptly send each optionholder whose Option or Options have been tendered for exchange and accepted by the Company for cancellation, (i) a check for the Cash Payment representing an amount equal to the per share cash payment corresponding to such optionholder's cancelled Option (as set forth in Schedule B to the Offer to Exchange) multiplied by the number of shares of Common Stock subject to that cancelled Option, and (ii) a written notice, substantially in the form of the Written Notice to Participating Optionholders previously filed as Exhibit (a)(6) to the Schedule TO, indicating the number of shares of Common Stock subject to such optionholder's Option or Options that have been accepted for cancellation, the corresponding number of shares of Common Stock that will be subject to the New Option or New Options that will be granted to such optionholder and the expected grant date of the New Option or New Options.



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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete and correct.


                                            BRIGHTPOINT, INC.


                                            /s/ Phillip A. Bounsall
                                            ------------------------------------
                                            Phillip A. Bounsall
                                            Executive Vice President, Chief
                                            Financial Officer

Date:  October 16, 2001